UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 26, 2018 (October 25, 2018)

OCEANFIRST FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-11713	22-3412577
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

110 WEST FRONT STREET, RED BANK, NEW JERSEY 07701

(Address of principal executive offices, including zip code)

(732) 240-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On October 25, 2018, OceanFirst Financial Corp. (“OceanFirst”), OceanFirst Bank, National Association, a wholly-owned subsidiary of OceanFirst (“OceanFirst Bank”), and Capital Bank of New Jersey, a New Jersey chartered commercial bank (“Capital Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions of the Merger Agreement, Capital Bank will merge with and into OceanFirst Bank (the “Merger”), with OceanFirst Bank as the surviving bank.

The Merger Agreement has been unanimously approved by the boards of directors of each of OceanFirst, OceanFirst Bank and Capital Bank. Subject to the approval of the Merger by Capital Bank’s stockholders, the receipt of all required regulatory approvals and the fulfillment of other customary closing conditions, the parties anticipate that the Merger will close in the first quarter of 2019.

At the effective time of the Merger, Capital Bank’s stockholders (other than holders who have properly exercised dissenters’ rights) will be entitled to receive 1.25 shares (the “Exchange Ratio”) of OceanFirst common stock, par value $0.01 per share (“OceanFirst Common Stock”), for each share of Capital Bank common stock, par value $5.00 per share (“Capital Bank Common Stock”) (the “Merger Consideration”). Additionally, each outstanding and unexercised option to purchase Capital Bank Common Stock will fully vest and will convert into the right to receive an amount in cash (without interest) equal to the in-the-money value of such Capital Bank stock option, determined as the excess, if any, of (a) the product of (i) the Exchange Ratio and (ii) the volume weighted-average trading price of OceanFirst Common Stock on the NASDAQ Global Select Market for the five full trading days ending on the last trading day preceding the closing date of the Merger over (b) the per-share exercise price of such Capital Bank stock option. Each outstanding Capital Bank restricted stock award will vest at the effective time and will convert into the right to receive the Merger Consideration.

The Merger Agreement contains customary representations and warranties from both OceanFirst and Capital Bank, each with respect to its and its subsidiaries’ businesses. Each party has also agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and Capital Bank’s obligation to call a meeting of its stockholders to adopt and approve the Merger Agreement. Subject to certain exceptions, Capital Bank has agreed to recommend that its stockholders adopt and approve the Merger Agreement. In addition, Capital Bank has agreed that, subject to certain exceptions, it will not, and will cause its subsidiaries and its and their representatives not to initiate, solicit, induce, encourage or facilitate (including by providing non-public information) any inquiries or proposals with respect to any acquisition proposals. The Merger Agreement provides certain termination rights for each of OceanFirst and Capital Bank, and further provides that if the Merger Agreement is terminated under certain circumstances, Capital Bank will be obligated to pay OceanFirst a termination fee equal to $3.2 million.

As described above, the consummation of the Merger is subject to customary closing conditions, including (i) receipt of the requisite approval of Capital Bank’s stockholders, (ii) receipt of all required regulatory approvals, (iii) the absence of any law or order prohibiting the closing, (iv) the effectiveness of the registration statement to be filed by OceanFirst with the Securities and Exchange Commission (the “SEC”) with respect to the shares of OceanFirst Common Stock to be issued in the Merger and (v) authorization for listing on the NASDAQ Global Select Market of the shares of OceanFirst Common Stock to be issued in the Merger. In addition, each party’s obligation to consummate the Merger is subject to certain other customary conditions, including (a) the accuracy of the representations and warranties of the other party subject to certain materiality standards, (b) compliance in all material respects by the other party with its covenants and (c) receipt by such party of an opinion from such party’s counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Furthermore, OceanFirst is not obligated to consummate the Merger if (x) holders of more than ten percent of the total outstanding shares of Capital Bank Common Stock exercise dissenters’ rights with respect to the Merger or (y) any requisite regulatory approval includes or contains the imposition of a materially burdensome regulatory condition.

The Merger Agreement includes customary representations and warranties of Capital Bank and OceanFirst made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and are not intended to provide factual, business or financial information about Capital Bank or OceanFirst. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or different from what a stockholder might view as material, may have been used for purposes of allocating risk between Capital Bank and OceanFirst rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the Merger Agreement that were made to the other party in connection with the negotiation of the Merger Agreement and generally were solely for the benefit of the parties to the Merger Agreement. Stockholders should read the Merger Agreement together with the other information concerning OceanFirst and Capital Bank that is publicly filed in reports and statements with the SEC.

The foregoing description of the Merger Agreement is included to provide information regarding its terms and does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Item 8.01 Other Events

Support Agreements

Simultaneous with the execution of the Merger Agreement, OceanFirst entered into separate support agreements with each of the directors (in their capacity as stockholders) of Capital Bank (collectively, the “Support Agreements”), in which each such stockholder agreed, among other things, to vote the shares of Capital Bank Common Stock owned beneficially or of record by such stockholder in favor of the Merger and to waive any applicable dissenters’ rights. In addition, each such stockholder has agreed to vote against any proposal made in competition with the Merger, as well as certain other restrictions with respect to the voting and transfer of such stockholder’s shares of Capital Bank Common Stock. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, a form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed with this report:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 25, 2018, by and among OceanFirst Financial Corp., OceanFirst Bank, National Association, and Capital Bank of New Jersey

10.1	Form of Support Agreement

Cautionary Notes on Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Capital Bank assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst or Capital Bank anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those disclosed in OceanFirst’s other periodic reports filed with the SEC, as well as the possibility that expected benefits of the proposed transaction and the recently completed acquisition of Sun Bancorp, Inc. by OceanFirst (the “Sun acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, OceanFirst’s and Capital Bank’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction and the Sun acquisition; that required regulatory, stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the prospectus of OceanFirst and proxy statement of Capital Bank that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this report or in any documents, OceanFirst and Capital Bank claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction

This report is being made in respect of the proposed transaction involving OceanFirst and Capital Bank. In connection with the proposed transaction, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Capital Bank and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, the investors and stockholders of Capital Bank are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Capital Bank when it becomes available and any other relevant documents filed by OceanFirst with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Capital Bank and the proposed transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, its proxy statement, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and proxy statement of Capital Bank will be mailed to the stockholders of Capital Bank. When available, copies of the prospectus of OceanFirst and proxy statement of Capital Bank also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “SEC Filings.” For more information, please contact OceanFirst Financial Corp., 110 West Front Street, Red Bank, New Jersey 07701, Attn: Jill Hewitt or Capital Bank, 175 South Main Road, Vineland, NJ 08360, Attn: David J. Hanrahan.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Exhibit Index

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 25, 2018, by and among OceanFirst Financial Corp., OceanFirst Bank, National Association, and Capital Bank of New Jersey

10.1	Form of Support Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANFIRST FINANCIAL CORP.

/s/ Michael J. Fitzpatrick
Name: Michael J. Fitzpatrick
Title: Executive Vice President and Chief Financial Officer

Dated: October 26, 2018